                            ______________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

_______________________________

PCD Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title Of Class Of Securities)

n/a*

(Cusip Number Of Class Of Securities)

John L. Dwight, Jr.
President And Chief Executive Officer
PCD Inc.
2 Technology Dr.
Peabody, MA 01960-7977
(978) 532-8800

(Name, Address And Telephone Number Of Person Authorized To Receive Notices And Communications On Behalf Of Filing Person)

COPIES TO:

Thomas C. Chase
Hill & Barlow
One International Place
Boston, MA 02110
(617) 428-3000

CALCULATION OF FILING FEE

                    -----------------------------------------------------------------------------------------------------------------------

                        TRANSACTION VALUATION+                                             AMOUNT OF FILING FEE

                    -----------------------------------------------------------------------------------------------------------------------

                                     $218,079                                                                                             $20.06

                    -----------------------------------------------------------------------------------------------------------------------

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 213,000 shares of common stock of PCD Inc. having an aggregate value of $218,079 as of April 22, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated by multiplying the transaction value by $92.00 per million or .000092. This amount was previously paid with the filing of Schedule TO on April 22, 2002.

             [ ]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:          Not Applicable.
           Form Or Registration No.:       Not Applicable.
           Filing Party:                             Not Applicable.
           Date Filed:                              Not Applicable.

             [ ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [ ] third party tender offer subject to Rule 14d-1.
            [X] issuer tender offer subject to Rule 13e-4.
            [ ] going-private transaction subject to Rule 13e-3.
            [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

___________________________

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 693 18P 106.

* * * * *

INTRODUCTORY STATEMENT

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO of PCD Inc. ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 22, 2002, as amended and supplemented on May 8, 2002, relating to the offer by PCD to exchange substantially all options granted under its 1996 Stock Plan for new options, subject to the terms and conditions described in the Offer to Exchange dated April 22, 2002. Amendment No. 2 amends Exhibit (a)(7) filed on May 8, 2002 to correct a typographical error that incorrectly stated on the first page of such exhibit that the Offer and Withdrawal Rights expire at 5:00 P.M., Eastern Daylight Time, on May 24, 2002 unless the Offer is extended. The correct date should be May 21, 2002 per the original terms of the Offer to Exchange. Amendment No. 2 is attached hereto as Exhibit (a)(9), which is incorporated herein by reference.

ITEM 12.     EXHIBITS

        (a)(1) Offer to Exchange all Outstanding Options for New Options dated April 22, 2002.
        (a)(2) Election Form.
        (a)(3) Announcement of Option Exchange Program from John L. Dwight, Jr., dated April 22, 2002.
        (a)(4) Notice to Change Election from Accept to Reject.
        (a)(5) Form of Promise to Grant Stock Option(s).
        (a)(6) PCD Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the SEC on March 20, 2002 and incorporated by reference.
        (a)(7) Supplement to Offer to Exchange, dated May 8, 2002.
        (a)(8) Calculation of Ratio of Earnings to Fixed Charges.
        (a)(9) Amendment No. 2 to Offer to Exchange, dated May 10, 2002.

         a.  Not Applicable.

          (d)(1) PCD Inc. 1996 Stock Plan.

            a.  Not Applicable.
            b.  Not Applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                                                                                               PCD Inc.

                                                                                                               By:  /s/ John L. Dwight, Jr.
                                                                                                                    John L. Dwight, Jr.
                                                                                                                   President and Chief Executive Officer

Date: May 10, 2002

INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

(a)(1)*         Offer to Exchange all Outstanding Options for New Options dated April 22, 2002.
(a)(2)*         Election Form.
(a)(3)*         Announcement of Option Exchange Program dated April 22, 2002.
(a)(4)*         Notice to Change Election from Accept to Reject.
(a)(5)*         Form of Promise to Grant Stock Option(s).
(a)(6)*         PCD Inc. Annual Report on Form 10-K for its fiscal year ended December
                 31, 2001, filed with the SEC on March 20, 2002 and incorporated herein by reference.
(a)(7)*         Supplement to Offer to Exchange, dated May 8, 2002.
(a)(8)*         Calculation of Ratio of Earnings to Fixed Charges.
(a)(9)           Amendment No. 2 to Offer to Exchange, dated May 10, 2002.
(d)(1)*         PCD Inc. 1996 Stock Plan.

*Previously filed.

EXHIBIT (a)(9)

_____________________________________________________________________

SUPPLEMENT TO

OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS FOR NEW OPTIONS

(THE "OFFER SUPPLEMENT ")

_______________________________________________________________________

THIS OFFER SUPPLEMENT CONSTITUTES PART OF THE SECTION 10(a) PROSPECTUS

RELATING TO THE PCD INC. 1996 STOCK OPTION PLAN

May 8, 2002

____________________________________

PCD INC.

SUPPLEMENT TO

OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS FOR NEW OPTIONS

(THE "OFFER SUPPLEMENT ")

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

EASTERN DAYLIGHT TIME, ON MAY 21, 2002 UNLESS THE OFFER IS EXTENDED.

          The PCD Inc. Offer to Exchange All Outstanding Option for New Options ("Offer to Exchange") dated April 22, 2002, is amended and supplemented as set forth below. The original terms and conditions of the Offer to Exchange remain in effect, as supplemented below. The item numbers listed below refer to the item numbers contained in the Offer to Exchange.

          10. Information concerning PCD Inc.

          The financial information included in our annual report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference. See "Additional Information" beginning on page 26 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

          We have included a selected summary of our financial information in Revised Schedule B. The selected historical consolidated statement of operations data for the years ended December 31, 2001 and 2000 and the selected historical balance sheet data as of December 31, 2001 and 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K filed on March 320, 2002, which were audited by PricewaterhouseCoopers LLP, independent public accountants. The balance sheet data as of December 31, 1999 is derived from audited consolidated financial statements on file with the Securities and Exchange Commission. The information contained herein should be read together with our consolidated financial statements and related notes.

          17. Additional information.

          This Offer Supplement is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer Supplement does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits and the following materials we have filed with the SEC before making a decision on whether to tender your options:

          1. PCD's annual report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on March 20, 2002; and
          2. the description of our shares contained in our Registration Statement on Form 8-A, filed with the SEC on February 12, 1996 (file number 000-27744).

          These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

          450 Fifth Street, N.W.
          Room 1024
          Washington, D.C. 20549

          You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.
          Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.
          Our common stock is quoted on the Nasdaq National Market under the symbol "PCDI" and our SEC filings can be read at the following Nasdaq address:

          Nasdaq Operations
          1735 K Street, N.W.
          Washington, D.C. 20016

          Each person to whom a copy of this Offer to Exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents) at no cost, by writing to us at PCD Inc., 2 Technology Drive, Peabody, MA 01960 or telephoning us at (978) 532-8800.

          As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer Supplement, you should rely on the statements made in the most recent document.

          The information contained in this Offer Supplement about PCD should be read together with the information contained in the documents to which we have referred you.

                                                                                                                            PCD Inc.

May 8, 2002

Revised schedule b

SUMMARY FINANCIAL INFORMATION

	Year Ended December 31,
	2001	2000	1999
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data: Net sales Gross profit Income (loss) from operations Interest income (expense), net Net income (loss) Ratio of earnings to fixed charges	$36,615 11,328 (6,293) (3,417) (21,583) (1.53)	$61,957 28,467 11,067 (4,630) 3,783 2.35	$51,838 23,855 5,636 (4,558) 679 1.22
Net income (loss) per share: Basic Diluted	$(2.43) $(2.43)	$0.44 $0.42	$0.08 $0.08
Weighted Average Shares: Basic Diluted	8,890 8,890	8,624 9,088	8,521 9,049
	December 31,
Consolidated Balance Sheet Data:	2001	2000	1999
Working capital (deficit) Current assets Noncurrent assets Total assets Current liabilities Long-term debt Stockholders' equity Book value per share	$5,187 11,269 75,568 86,837 6,082 39,612 41,143 4.61	$(10,934) 16,177 92,936 109,113 27,111 19,455 62,547 7.10	$(12,910) 15,052 99,734 114,786 27,962 28,800 58,024 6.78